ICICI Bank

May 9, 2006

VIA EDGAR AND EXPRESS COURIER

Ms. Sharon Blume, Reviewing Accountant
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re.:	ICICI Bank Limited Form 20-F for the Fiscal Year Ended March 31, 2005 (File No. 001-15002)

Dear Ms. Blume:

     This letter is in response to the Staff’s comments regarding the above-referenced annual report on Form 20-F, set forth in your letter dated Wednesday, April 18, 2006 to Mr. K. V. Kamath. Set forth below are the responses to the comments in your letter. The numbering of the comments below corresponds to the numbering in your letter. As discussed with the Staff, the financial statements to be included in ICICI Bank's annual report on Form 20-F for the fiscal year ended March 31, 2006 will be in accordance with Indian GAAP, reconciled to US GAAP, and our responses should be considered in light of this impending change.

Form 20-F for the fiscal year ended March 31, 2005
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-2

1.	We note you report cash flows from sale of loans as investing activities. Please tell us how you determined that these cash flows should be reported as investing, rather than operating activities. Describe the nature of loans sold and when you make the determination to classify the loans as held for sale, specifically, at or subsequent to origination. Refer to paragraph 9 of SFAS 102.

 We transfer commercial and consumer loans, primarily originated by us in our normal course of business, through securitization transactions or through direct sale to third parties. The transferred loans are derecognized and gains/losses recorded only if the transfer qualifies as a sale under SFAS 140.

     We offer a wide range of banking products and services to corporate and retail customers through a variety of delivery channels ranging from traditional bank branches to ATM’s, call centers and the Internet. We select our loans to be sold from the portfolio of both corporate and consumer loans held at a particular date. The selection of the loans is based on the type of the loan, market demand for the loans, yield on the loan and the price that would be available for the loan. Since the market for the sale of loans is not fully developed in India, it is not possible for us to determine the type and nature of the loans that could be sold in the market at the time of origination, other than in certain rare instances. Accordingly, we determine the loans to be sold only at the time of sale.

     We report cash flows from investing activities in accordance with paragraph 16 (a) of SFAS 95 which states that cash inflows from investing activities include receipts from collections or sales of loans made by the enterprise and sale of other entities’ debt instruments (other than cash equivalents, certain debt instruments that are acquired specifically for resale as discussed in statement 102, and securities classified as trading securities as defined in statement 115) that were purchased by the enterprise.

     During the year ended March 31, 2005, we sold loans amounting to Rs. 218.57 billion which substantially comprised automobile loans, mortgage loans, personal loans, two wheeler loans and corporate loans which were not specifically acquired for resale. The cash flows received from sale of these have been reported in investing activities in the consolidated statement of cash flows as required by paragraph 16 (a) of SFAS 95 and paragraph 9 of SFAS 102 which requires cash receipts resulting from sales of loans that were not specifically acquired for resale to be classified as cash flows from investing activities.

     The following table sets forth for the year ended March 31, 2005, the composition of proceeds of loan sales.

Rs. in billion
Loan category Automobile loans Personal loans Two wheeler loans Mortgage loans Corporate loans Others Total loans	Amount 75.76 16.48 7.92 70.49 44.34 3.58 218.57

     In certain rare instances we may originate corporate loans for sale, which are classified as loans held-for-sale at the time of origination and are accounted for at the lower of the cost or fair value. Such loans are reported as other assets.

Note 1- Significant Accounting Policies
Loans, page F-12
2.	We note you classify purchased securitized receivables as “loans” on your Consolidated Balance Sheets. Please tell us, and in future filings disclose, the following information regarding your purchased securitized receivables the nature of the purchased securitized receivables;
  the aggregate value of purchased securitized receivables classified as loans for each of the periods presented; and
  how you account for purchased securitized receivables at the date of the purchase and on a going forward basis.

     We invest in financial assets such as mortgage loans, commercial vehicles and trade receivables, transferred in “pass-through” securitizations. An originator of a typical securitization transfers a portfolio of financial assets to a Special Purpose Entity (‘SPE’), commonly a trust. The assets are transferred generally at the inception of the trust.

     The aggregate value of the purchased securitized receivables classified as loans was less than 2% of the gross loans outstanding at March 31, 2004 and at March 31, 2005.

     We account for the purchased securitized receivables at inception at the acquisition price. Subsequent to the initial recognition, these receivables are accounted for as loans, which are measured at cost or as credit substitutes available for sale. The unrealized gains/

losses on credit substitutes available for sale are accounted for under “Accumulated Other Comprehensive Income”.

     We would make additional disclosures as mentioned above in future filings.

Allowance for Loan Losses, page F-12

3.	We note that you accrete allowances recognized on account of reductions of future interest rates as a part of troubled debt restructurings as a credit to the provision for loan losses. Please tell us:
  the amounts of the allowance accreted during each of the periods presented;
  the remaining balance to be accreted as of March 31, 2005; and
  your basis for accreting the allowance for the tenor of the restructured loans.

     We classify a loan as a troubled debt restructuring where we have made concessionary modifications that we would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Such loans are placed on a non-accrual status. For these loans cash receipts are normally applied to principal and interest in accordance with the terms of the restructured loan agreement. The allowance for loan losses represents management’s estimate of probable losses inherent in the portfolio.

     Restructured loans are primarily carried on a discounted basis. Allowances recognized by us on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan. The allowances are accreted as a credit to the provision for loan losses based on the change in the present value of the loan, from one period to another, which would be primarily due to recoveries made in the account as per the restructuring package and the passage of time. The allowances accreted during the year ended March 31, 2004 and March 31, 2005, due to changes in the present value of the expected future cash flows, were Rs. 3.29 billion and Rs. 3.04 billion respectively. At March 31, 2005, allowance amounting to Rs. 28.57 billion can be expected to accrete to the allowances for loan losses, due to changes in the present value of the expected future cash flows.

     The above accounting has been applied pursuant to the accounting guidance in amended paragraph 17 as expanded upon in the basis of conclusions in paragraphs 58 and 59 of SFAS 114 “Accounting by Creditors for Impairment of a Loan”. This accounting results in maintenance of the net carrying amount of an impaired loan at an amount that is equal to the present value of expected future cash flows. We note that although original guidance in paragraphs 17 – 19 was amended upon issuance of SFAS 118 “Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures”, as described in paragraphs 4 and 5 of SFAS 118, the amendments serve to expand the permitted revenue recognition approaches to allow for income recognition policies that result in the reporting of impaired loan at an amount that is less than the present value of expected future cash flow. We have not elected to adopt the changes allowed by SFAS 118 and have disclosed our accounting policy pursuant to the guidance in amended paragraph 20b of SFAS 114.

Note 10 – Securitization Activity, page F-28

4.	Please tell us, and in future filings disclose, your accounting policy for subsequently measuring retained interests in securitized assets. Refer to paragraph 17 g (1) of SFAS 140.

     As mentioned in page F-13 of the Form 20-F, the retained interests in securitizations includes subordinated interest-only strips and subordinated tranches. Related interests in the loans and servicing rights are measured by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value on the date of the securitization. The fair values are determined using either financial models or sales of similar assets.

     Retained interests from securitizations are classified as either available for sale securities or loans and are accounted for accordingly. On an ongoing basis, the retained interests are re-measured at fair values which are determined using financial models or sales of similar assets. The estimate of fair value is based on the best information available in the circumstances and present value of estimated future cash flows is considered.

     We would make additional disclosures as mentioned above in future filings.

5.	Please tell us, and in future filings disclose, the key assumptions used in subsequently measuring the fair value of retained interests in securitized assets. Refer to paragraph 17g(2) of SFAS 140.

     The retained interests are re-measured at fair values which are determined using financial models, or sales of similar assets. The estimate of fair value is based on the best information available in the circumstances and present value of estimated future cash flows is considered. The key assumptions used in measuring the fair value of retained interests at March 31, 2005 are given below.

	Auto loans	Personal loans	Two wheeler loans	Mortgage loans

Discount rate…	8.35% - 16.22%	19.03% - 24.07%	18.19% - 20.77%	7.98% - 9.53%
Constant
prepayment rate
(per annum)……	3.96% - 39.00%	12.00% - 51.00%	12.00%	6.00% - 10.00%
Anticipated net
credit losses (per
annum)…………	0.55% - 3.50%	3.00%	2.00%	0.25% - 0.30%

     We would make additional disclosures as mentioned above in future filings.

Note 12-Derivative Instruments and Hedging Activities, page F-30

6.	We note your disclosure that all of your designated hedges qualify as fair value hedges. For each fair value hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20 and 21 of SFAS 133. Specifically address the following for each fair value hedging relationship:
the nature and terms of the hedged item or transaction; the nature and terms of the derivative instruments; the specific documented risk being hedged; and

  the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

     We manage our exposures to market rate movements by modifying our mix of assets and liabilities, either directly or through the use of derivative financial products including interest rate swaps, cross currency swaps, foreign currency options, and forward exchange contracts. We deal in derivatives for balance sheet management and market making purposes whereby we offer derivative products to our customers, enabling them to hedge their risks. We provide forward contracts to our customers for hedging their short-term exchange rate risk on foreign currency denominated receivables and payables. We generally provide this facility for a term of up to six months and occasionally up to 12 months. We also offer interest rate and currency swaps to our customers for hedging their medium and long-term risks due to interest rate and currency exchange rate movements. We offer these swaps for a period ranging from three to 10 years.

     As a bank, our core business is raising liabilities and extending credit facilities to our customers. We raise both fixed and floating rate liabilities, predominantly in Indian rupees. However, most of the liabilities are fixed rate. Our primary funding sources are bank deposits and certificates of deposit which are predominantly short-term, and bonds which are primarily long-term. These funds are utilized to create both fixed and floating rate assets of varying maturities. Our assets primarily comprise working capital lines and variable rate mortgage loans which are of short duration, other consumer loans and term loans to corporate clients which are of medium to long duration and Government of India securities that we are required to hold pursuant to the Banking Regulation Act in India.

Since our balance sheet consists predominantly of fixed rate assets and liabilities, movements in the general interest rates exposes us to fluctuations in economic value. Accordingly we have adopted interest rate swaps as a key tool to hedge the interest rate risk in the balance sheet. The bank enters into both fixed rate paying and fixed rate receiving transactions to hedge its fixed rate assets and liabilities respectively. The hedged items are in the nature of fixed rate corporate loans, Government of India securities, corporate bonds, foreign currency borrowings and Indian rupee deposits/borrowings or specific identified portions thereof. The tenor of the assets/liabilities is generally in the range of 1-10 years.

     The derivatives instruments used to hedge the underlying are primarily interest rate swaps. These swaps are typically indexed against benchmarks such as London Inter-Bank Offered Rate (LIBOR), Mumbai Inter-Bank Offer Rate (MIBOR), Mumbai Inter-Bank Forward Offer Rate (MIFOR) and Government of India rate published by Reuters on their page "INBMK="(INBMK). To match the underlying, the tenor of the derivatives is mostly in the range of 1-10 years. We always ensure that the benchmarks used in the hedging instruments have wide acceptance in the market.

     The risk being hedged is the interest rate risk on fixed rate assets and liabilities. Specifically, assets are hedged to offset their devaluation due to a rise in the interest rates and the liabilities are hedged to offset their increase due to a fall in interest rates.

     Fair values for derivatives are based on market prices, which take into account current market and contractual prices of the underlying instrument as well as time value underlying the positions. All the designated hedges qualify as fair value hedges under SFAS No. 133. There are no cash flow hedges or hedges of net investments in foreign operations. At the inception of a hedge transaction, we formally document the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of the hedge. In addition, we assess both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective.

     The hedge effectiveness is assessed by comparing the change in the value of the hedged item for upward / downward movement in interest rates with the change in the value of the swap for upward / downward movement in interest rates at the time of inception of the hedge as well as on an ongoing basis. If the change in the value of the hedged item as calculated above is offset by the change in the value of the swap in the range of 80% - 125%, the hedge is regarded as effective. For fair value hedges, changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in the statement of operations along with changes in the fair value of the derivative. We assess the effectiveness of the hedge instrument at inception and continually on a quarterly basis.

     We discontinue hedge accounting prospectively when it is either determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction would occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

     At March 31, 2005, less than 5% (based on the notional principal amount) of our total derivatives portfolio was designated as fair value hedges. At March 31, 2005, the fair value of the derivatives designated as hedges were Rs. 802 million and the hedge ineffectiveness recognized in earnings was Rs. 40 million.

7.	Please tell us whether you use the short cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

     We have not used the short cut method or the matched terms for assuming no ineffectiveness for any of our hedging relationships which qualify for hedge accounting.

Note 27- Employee Stock option Plan, page F-45

8.	We note that you did not record compensation expense related to the issuance of options to purchase shares of 3i Infotech and ICICI OneSource Limited because the exercise prices of the options equaled the fair value of the shares on the grant date. We also note that the shares are not quoted on exchanges. Please tell us how you estimated the fair value of the shares.

     We follow the intrinsic value method for computing the compensation costs in accordance with Accounting principles Board Opinion No 25, Accounting for Stock issued to Employees and related interpretations. Compensation costs are measured by the excess of the fair value of underlying stock over the exercise price.

     During the year ended March 31, 2005, we did not record any compensation costs for these options issued by 3i Infotech and ICICI OneSource Limited, as the exercise price was equal to the fair market price of the underlying equity shares on the grant date. The fair value of 3i Infotech shares was determined on the basis of share valuations carried out by independent external valuers. The fair value of the shares of ICICI OneSource Limited was determined on the basis of the share valuations carried out by independent external valuers or on the basis of the values at which shares have been sold to independent investors.

* * *

ICICI Bank Limited hereby acknowledges that:
  It is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns which the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22-2653-6157.

Sincerely yours,

/s/ Rakesh Jha

Rakesh Jha
General Manager

Robert Overstreet, KPMG
Margaret E. Tahyar, Esq., Davis Polk &
Wardwell